UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2006            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite#1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated January 26, 2006

2.

News Release dated February 2, 2006

3.

News Release dated February 8, 2006

4.

News Release dated February 21, 2006

5.

News Release dated February 22, 2006

6.

News Release dated March 2, 2006

7.

News Release dated March 3, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: March 6, 2006	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Dejour Exploration Update – Jan. 26, 2006

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 39,335,398
Last Close: 1/25/2006 - $1.23
January 26, 2006 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman & CEO, is pleased to provide updates on the Company’s exploration projects.

Uranium:

Athabasca Basin, Northern Saskatchewan:  The Company reports that its exploration program on its 100% owned properties in the Basin is rapidly progressing.  The Company is the Operator.  Line cutting work is ahead of schedule. The line cutting and geophysical crew (14) has mobilized to the field this week to conduct the work necessary to finally define drill locations for the initial 10-12 holes. Drilling is able to commence by the end of March 2006. These holes will test targets defined by the air/ground geophysical work, anomalous radioactivity and sandstone alteration intersected in drilling by previous operators.

J. Allan McNutt, P. Geo., M.A. Sc., is the qualified person for Dejour’s uranium projects.

Oil & Gas:

Lavaca Prospect, Texas:  The Company previously reported the successful drilling, logging and casing of its first well on this prospect. Well logs indicate up to four (4) intervals of interest.  The Company is awaiting release of further information from the Operator.

Tinsley Deep Prospect, Mississippi:  The Company reports that the drilling of the Merit #1 well has reached a depth of 10,290 feet on its way towards a target depth of 12,000 feet.

The Operator reports that as expected, the faulted anticline was cut in the lower Hosston and Upper Cotton Valley formations and that “so far, things are geologically as expected”, if not better.

The Smackover formation was penetrated at 10,221 feet and after drilling approximately 80 feet into the Smackover the drill bit was stopped at 10,290 feet. Drilling of the adjacent Union Jennie Stevens #21 well (in 1945) was halted approximately 120 feet into the Smackover formation, where the old logs indicated the presence of sour gas.

The Merit #1 well has now been logged to current depth and an intermediary casing string has been inserted due to anticipated over-pressured formations (4,500 pounds plus) in each of the Smackover and Norphlet formations.  A log analyst has reviewed the logs and identified the existence of a section of interest, uphole, in the Cotton Valley formation.

The Smackover formation in the Merit #1 well is 645 feet high to the nearby Union Jennie Stevens #21 well mentioned above.  This is geologically significant.  Prior to commencement of drill operations the Operator’s geologic prognosis for the Merit #1 well was that it would be 400 feet higher at the Smackover formation and 600 feet higher at the Norphlet formation.

The Company estimates the well should reach target depth within 2 weeks.

This drill location is sufficient to test the shallow Cotton Valley, the Smackover, and the deeper Norphlet formations. The Operator intends to drill up to 200’ into the top of the Louann Salt dome over which the hydrocarbon targets are draped.

Prior to drilling commencement, the Operator’s original prognosis, using 3D seismic data, estimated the existence of 5100 productive acres of 100’ net sand with 12% porosity could contain recoverable 349 BCF gas and 7.1 MM barrels condensate from the Smackover formation.  Separately, the Operator estimated the existence of 3800 productive acres of 100’ net sand with 15% porosity could contain recoverable 284 BCF gas and 6.7 MM barrels condensate from the Norphlet formation.  These estimates are prospective resource estimates only, but do not include any allocation for the Cotton Valley formation.  The Company has not done a risk analysis in accordance with National Instrument Policy 51-101.

R. Marc Bustin, Ph.D., P. Geol., FRSC, is the qualified person for Dejour’s oil and gas projects.

Funding:

Following the successful closing and oversubscription to its latest equity financing, reported December 29, 2005, Dejour enters 2006 with approximately CDN $12.4mm in cash to direct to its high impact energy based exploration projects.

About Dejour

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (DJE.V). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Exploration Update – Tinsley Prospect Drilling Program

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 39,482,822
Last Close: 2/01/2006 - $1.47
February 2, 2006 – News Release

Vancouver, BC , Canada

Chairman & CEO, Robert L. Hodgkinson reports Dejour Enterprises Ltd. (the Company) is very pleased to announce the Merit Partners #1 well, Tinsley prospect, in Yazoo County, Mississippi, has been successfully drilled to total depth.  With several zones of commercial interest, this well is now in the process of completion.

The Company will pay 34.9375% of the completion costs to earn 34.9375% WI in this well location.  Dejour is now “heads up” on all further development of the 5100 acres of primary leases covering this project including any additional lands to be subsequently purchased.

The Company awaits release of further information from the operator, including detailed completion data and further drilling/development plans.

R. Marc Bustin, Ph.D., P. Geol., FRSC, is the qualified person for Dejour’s oil and gas projects.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (TSX-V:DJE). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour to Raise $6.4 million Brokered Flow Through Financing

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 39,482,822
Last Close: 2/03/2006 - $1.56
February 6, 2006 – News Release

Vancouver, BC , Canada

Robert L. Hodgkinson, Chairman & CEO, announces Dejour Enterprises Ltd. (the Company) has entered into an agreement with Pacific International Securities Inc., as lead agent (the “Agent”), for a brokered private placement of up to 4 million flow through shares, at $1.60 per unit for gross proceeds of up to $6.4 million (the “Offering”). The offering is scheduled to close on February 28, 2006.

Dejour will pay the Agent a commission of 6.0% of the gross proceeds raised, in cash or, in whole or in part, in non-flow through common shares of the Company at $1.60 per share.

At the closing of the Offering, the Agent will be granted compensation options equal in number to 8.0% of the number of shares sold under the Offering at an exercise price of $1.65 for one common share. The compensation options may be exercised at any time and from time to time for a period of 18 months following the date of closing.

The private placement is subject to regulatory and TSX Venture Exchange approval. All securities issued pursuant to the financing will be subject to a four month hold period commencing from the date of closing.

Use of funds will primarily be for its Canadian exploration programs for the Company’s uranium properties in Saskatchewan’s Athabasca Basin and selected oil and gas projects.  The flow through funds raised from this Offering will be Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration and development opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (TSX-V:DJE). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Awards Drill Contract for Uranium Exploration

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 39,482,822
Last Close: 2/08/2006 - CAN$1.35
February 8, 2006 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman & CEO, is pleased to provide an update on the Company’s uranium exploration projects in the Athabasca Basin, Northern Saskatchewan.

The Company reports that its winter exploration program on its 100% owned and operated properties in the Basin is proceeding ahead of schedule. Line cutting work at the Sand Hill Lake, Meanwell Lake and R-Seven projects has been completed. The geophysical team from Patterson Geophysics of La Ronge, Saskatchewan has commenced the ground EM surveys which should be completed by early March. Field data from the ground EM surveys is checked and interpreted by Dejour’s geophysicist in Vancouver and the results from these surveys will guide the winter drill program.

The Company is pleased to report that it has signed a drilling contract with Hy-Tech drilling of Smithers, BC to carry out 5000 meters of drilling (10-12 holes. Drilling is scheduled to commence in mid-March, 2006. The drill holes will test targets defined by Dejour’s airborne and ground EM surveys combined with Dejour’s interpretation of anomalous radioactivity and sandstone alteration intersected in drill holes completed by previous operators.

In preparation for a summer helicopter supported exploration program Dejour is negotiating to ship additional fuel and supplies to the project area.

J. Allan McNutt, P. Geo., M.A. Sc., is the qualified person for Dejour’s uranium projects.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration and development opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (TSX-V:DJE). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Increases Private Placement to C$8,250,000

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 39,482,822
Last Close: 2/21/2006 – CAN$1.27
February 21, 2006 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. (the Company) has agreed, in conjunction with its agent, Pacific International Securities Inc., to increase the number of shares to be issued for the brokered private placement previously announced on February 6, 2006 to 5,500,000 flow-through common shares and reduce the price to CAN$1.50 per share. Total funds to be raised will be CAN$8,250,000 (the Offering), subject to regulatory approval. Closing will be on or about February 28, 2006.

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Robert L. Hodgkinson, Chairman  & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street , Vancouver , BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Closes CDN$7,950,000 Private Placement

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 44,899,943
Last Close: 3/02/2006 – CDN $1.39

March 2, 2006 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. (the “Company”) has closed its brokered private placement, previously announced on February 6, 2006 raising gross proceeds of C$7,950,000 (the “Offering”).  Pacific International Securities Inc. acted as agent (the “Agent") for the Offering.

Pursuant to the terms of the Offering, the Company has sold 5,300,000 flow-through common shares at $1.50 per share.

Dejour paid the Agent a cash commission of $477,000, representing 6.0% of the gross proceeds of the Offering.  The Agent was also granted 424,000 compensation options, equal in number to 8.0% of the number of shares sold under the Offering.  Each compensation option is exercisable to acquire one common share of the Company at an exercise price of $1.65 per common share. The compensation options may be exercised at any time and from time to time for a period of 18 months following the date of closing.

The private placement is subject to final regulatory and TSX Venture Exchange approval.  All securities issued pursuant to the Offering are subject to a four month hold period expiring on July 3, 2006.

The Company plans to use the funds for exploration and development of the Company’s uranium properties in Saskatchewan's Athabasca Basin and selected oil and gas projects. The flow through funds raised from this Offering will be Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States . The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street , Vancouver , BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Closes CDN$7,950,000 Private Placement

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 44,899,943
Last Close: 3/02/2006 – CDN $1.39

March 2, 2006 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. (the “Company”) has closed its brokered private placement, previously announced on February 6, 2006 raising gross proceeds of C$7,950,000 (the “Offering”).  Pacific International Securities Inc. acted as agent (the “Agent") for the Offering.

Pursuant to the terms of the Offering, the Company has sold 5,300,000 flow-through common shares at $1.50 per share.

Dejour paid the Agent a cash commission of $477,000, representing 6.0% of the gross proceeds of the Offering.  The Agent was also granted 424,000 compensation options, equal in number to 8.0% of the number of shares sold under the Offering.  Each compensation option is exercisable to acquire one common share of the Company at an exercise price of $1.65 per common share. The compensation options may be exercised at any time and from time to time for a period of 18 months following the date of closing.

The private placement is subject to final regulatory and TSX Venture Exchange approval.  All securities issued pursuant to the Offering are subject to a four month hold period expiring on July 3, 2006.

The Company plans to use the funds for exploration and development of the Company’s uranium properties in Saskatchewan's Athabasca Basin and selected oil and gas projects. The flow through funds raised from this Offering will be Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States . The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street , Vancouver , BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com